Exhibit 99.1

Radware Announces Fourth Quarter and Full Year 2016 Earnings

Fourth Quarter 2016 Financial Highlights
•	Revenues of $51.7 Million
•	Non-GAAP EPS of $0.06; GAAP EPS of ($0.05)
•	Cash flow from operations of $23.3 Million
•	Cash used for stock repurchase of $10.3 Million

Full Year 2016 Financial Highlights
•	Revenues of $196.6 Million
•	Non-GAAP EPS of $0.20; GAAP EPS of ($0.20)
•	Cash flow from operations of $38.6 Million
•	Cash used for stock repurchase of $22.0 Million

TEL AVIV, ISRAEL, FEBRUARY 8, 2017 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions securing the digital experience for applications in virtual, cloud and software defined data centers, today announced its consolidated financial results for the quarter and year ended December 31, 2016.

“We reported solid results for the fourth quarter of 2016 and are very pleased with the underlying business trends, which led to record bookings for the quarter, primarily due to the success of our subscription and cloud security solutions,” said Roy Zisapel, Radware President & CEO. “Overall, our business continues its desired and strategic transition towards increased data center security sales and a growing proportion of service and subscription sales. We have expanded this offering last week with the acquisition of Seculert, which brings us cutting-edge cloud-based machine learning and big data analytics capabilities. Our comprehensive solution offering addresses the core challenges of applications delivery and security, and our flexible deployment models are aligned with the continued migration of applications to the cloud. Radware is therefore well positioned to deliver long term growth”.

Financial Highlights for the Fourth Quarter of 2016
Revenues for the fourth quarter of 2016 totaled $51.7 million, compared with revenues of $55.3 million for the fourth quarter of 2015, and revenues of $46.9 million for the third quarter of 2016.

Revenues in the Americas region were $22.7 million for the fourth quarter of 2016, up 8.7% from revenues of $20.9 in the fourth quarter of 2015. Revenues in the EMEA region were $14.9 million for the fourth quarter of 2016, down 16.0% from revenues of $17.8 in the fourth quarter of 2015. Revenues in the APAC region were $14.1 million for the fourth quarter of 2016, down 15.1% from revenues of $16.6 in the fourth quarter of 2015.

Net loss on a GAAP basis for the fourth quarter of 2016 was ($2.1) million or ($0.05) per share, compared with net income of $4.3 million or $0.09 per diluted share for the fourth quarter of 2015.

Non-GAAP net income for the fourth quarter of 2016 was $2.5 million or $0.06 per diluted share, compared with non- GAAP net income of $7.6 million or $0.17 per diluted share for the fourth quarter of 2015.

Financial Highlights for the Full Year of 2016
Revenues for the full year of 2016 totaled $196.6 million, compared with revenues of $216.6 million for the full year of 2015.

Revenues in the Americas region were $84.7 million for the full year of 2016, down 4.5% from revenues of $88.7 in the full year of 2015. Revenues in the EMEA region were $53.7 million for the full year of 2016, down 14.3% from revenues of $62.7 in the full year of 2015. Revenues in the APAC region were $58.1 million for the full year of 2016, down 10.8% from revenues of $65.2 in the full year of 2015.

Net loss on a GAAP basis for the full year of 2016 was ($8.7) million or ($0.20) per share, compared with net income of $18.6 million or $0.40 per diluted share for the full year of 2015.

Non-GAAP net income for the full year of 2016 was $8.9 million or $0.20 per diluted share, compared with non- GAAP net income of $33.7 million or $0.72 per diluted share for the full year of 2015.
Non-GAAP results are calculated excluding the impact of the patent litigation expense, stock-based compensation, exchange rate differences, net on balance sheet items and amortization of intangible assets. A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of December 31, 2016 the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $320.1 million. Cash generated from operations in the fourth quarter of 2016 totaled $23.3 million. Cash used for share repurchase in the fourth quarter of 2016 totaled $10.3 million. Cash generated from operations in the full year of 2016 totaled $38.6 million. Cash used for share repurchase in the full year of 2016 totaled $22.0 million.

Conference Call

Radware management will host a call on Wednesday, February 8, 2017 at 8:30 am ET to discuss its fourth quarter and full year 2016 results and the company’s outlook for 2017.

Participants in the US call: Toll Free 866-393-4306

Participants Internationally call:  +1-734-385-2616

Conference ID:  43641113

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-404-537-3406 or (US toll-free) 855-859-2056.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.
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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, operating income, financial income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Furthermore, Radware uses a measure called “total deferred revenues” which is defined as the sum of short and long term deferred revenues on the balance sheet and uncollected billed amounts that were offset against trade receivables, and are not presented on the balance sheet. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s most recent Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of application delivery and cyber security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

©2017 Radware Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

CONTACTS

Investor Relations:
Anat Earon-Heilborn
+972 723917548
ir@radware.com

Media Contacts:
Deborah Szajngarten
Radware
201-785-3206
deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31,	December 31,
	2016	2015
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	79,639	33,744
Available-for-sales marketable securities	20,452	16,003
Short-term bank deposits	125,995	80,922
Trade receivables, net	19,407	26,410
Other receivables and prepaid expenses	4,159	5,042
Inventories	17,114	16,322
	266,766	178,443

Long-term investments
Available-for-sales marketable securities	74,967	87,814
Long-term bank deposits	19,092	96,643
Severance pay funds	2,597	2,724
	96,656	187,181

Property and equipment, net	26,354	26,203
Intangible assets, net	2,399	3,518
Other assets	7,595	5,473
Goodwill	30,069	30,069

Total assets	429,839	430,887

Liabilities and shareholders' equity

Current Liabilities
Trade payables	5,971	9,255
Deferred revenues	53,061	46,061
Other payables and accrued expenses	26,232	22,098
	85,264	77,414

Long-term liabilities
Deferred revenues	31,100	25,136
Other long-term liabilities	13,846	9,214
	44,946	34,350

Shareholders' equity
Share capital	663	661
Additional paid-in capital	325,204	312,784
Accumulated other comprehensive income, net of tax	(20)	1,257
Treasury stock, at cost	(116,029)	(94,049)
Retained earnings	89,811	98,470
Total shareholders' equity	299,629	319,123

Total liabilities and shareholders' equity	429,839	430,887

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	51,712	55,256	196,585	216,566
Cost of revenues	9,596	9,910	35,695	38,200
Gross profit	42,116	45,346	160,890	178,366

Operating expenses:
Research and development, net	12,235	12,972	51,732	49,987
Selling and marketing	28,144	24,946	103,774	93,347
General and administrative	4,226	4,055	18,133	17,033
Total operating expenses	44,605	41,973	173,639	160,367

Operating income (loss)	(2,489)	3,373	(12,749)	17,999
Financing income, net	863	2,394	5,741	5,867
Income (loss) before taxes on income	(1,626)	5,767	(7,008)	23,866
Taxes on income	(507)	(1,504)	(1,651)	(5,297)
Net income (loss)	(2,133)	4,263	(8,659)	18,569

Basic net earnings (loss) per share	(0.05)	0.09	(0.20)	0.40

Weighted average number of shares used to compute basic net earnings (loss) per share	43,313,644	45,048,937	43,868,221	45,895,321

Diluted net earnings (loss) per share	(0.05)	0.09	(0.20)	0.40

Weighted average number of shares used to compute diluted net earnings (loss) per share	43,313,644	45,300,967	43,868,221	46,738,604

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	42,116	45,346	160,890	178,366
Stock-based compensation	52	42	180	141
Amortization of intangible assets	254	254	1,014	1,114
Non-GAAP gross profit	42,422	45,642	162,084	179,621

GAAP research and development, net	12,235	12,972	51,732	49,987
Stock-based compensation	948	575	3,339	2,456
Non-GAAP Research and development, net	11,287	12,397	48,393	47,531

GAAP selling and marketing	28,144	24,946	103,774	93,347
Stock-based compensation	1,743	1,187	5,661	4,098
Amortization of intangible assets	26	29	105	124
Non-GAAP selling and marketing	26,375	23,730	98,008	89,125

GAAP general and administrative	4,226	4,055	18,133	17,033
Stock-based compensation	478	452	2,340	2,634
Litigation related charges	784	744	4,270	3,383
Non-GAAP general and administrative	2,964	2,859	11,523	11,016

GAAP total operating expenses	44,605	41,973	173,639	160,367
Stock-based compensation	3,169	2,214	11,340	9,188
Amortization of intangible assets	26	29	105	124
Litigation related charges	784	744	4,270	3,383
Non-GAAP total operating expenses	40,626	38,986	157,924	147,672

GAAP operating income (loss)	(2,489)	3,373	(12,749)	17,999
Stock-based compensation	3,221	2,256	11,520	9,329
Amortization of intangible assets	280	283	1,119	1,238
Litigation related charges	784	744	4,270	3,383
Non-GAAP operating income (loss)	1,796	6,656	4,160	31,949

GAAP finance income	863	2,394	5,741	5,867
Exchange rate differences, net on balance sheet items included in financial income	341	87	674	1,146
Non-GAAP finance income	1,204	2,481	6,415	7,013

GAAP income (loss) before taxes on income	(1,626)	5,767	(7,008)	23,866
Stock-based compensation	3,221	2,256	11,520	9,329
Amortization of intangible assets	280	283	1,119	1,238
Litigation related charges	784	744	4,270	3,383
Exchange rate differences, net on balance sheet items included in financial income	341	87	674	1,146
Non-GAAP income before taxes on income	3,000	9,137	10,575	38,962

GAAP net income (loss)	(2,133)	4,263	(8,659)	18,569
Stock-based compensation	3,221	2,256	11,520	9,329
Amortization of intangible assets	280	283	1,119	1,238
Litigation related charges	784	744	4,270	3,383
Exchange rate differences, net on balance sheet items included in financial income	341	87	674	1,146
Non GAAP net income	2,493	7,633	8,924	33,665

GAAP Net income (loss) per diluted share	(0.05)	0.09	(0.20)	0.40
Stock-based compensation	0.07	0.05	0.26	0.20
Amortization of intangible assets	0.01	0.01	0.03	0.03
Litigation related charges	0.02	0.02	0.10	0.07
Exchange rate differences, net on balance sheet items included in financial income	0.01	0.00	0.01	0.02
Non GAAP Net income per diluted share	0.06	0.17	0.20	0.72

Weighted average number of shares used to compute Non-GAAP diluted net earnings (loss) per share	43,721,973	45,300,967	44,125,436	46,738,604

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2016	2015	2016	2015

Cash flow from operating activities:

Net income (loss)	(2,133)	4,263	(8,659)	18,569
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,663	2,411	10,372	9,401
Stock based compensation	3,221	2,256	11,520	9,329
Gain from sale of available-for-sale marketable securities	5	(1,298)	(1,772)	(2,438)
Amortization of premium, accretion of discounts and accrued interest on available-for- sale marketable securities, net	670	520	1,947	3,208
Accrued interest on bank deposits	1,633	(648)	1,179	(1,998)
Increase in accrued severance pay, net	111	0	401	125
Decrease (increase) in trade receivables, net	1,939	(2,229)	7,003	(773)
Decrease (increase) in other current assets and prepaid expenses and deferred income taxes, net	(498)	2,794	(759)	112
Decrease (increase) in inventories	(302)	69	(792)	522
Decrease (increase) in trade payables	920	3,229	(3,284)	(562)
Increase in deferred revenues	11,144	6,003	12,964	3,849
Increase (decrease) in other payables and accrued expenses	3,302	(1,779)	7,813	424
Excess tax benefit from stock-based compensation	605	58	679	(632)
Net cash provided by operating activities	23,280	15,649	38,612	39,136

Cash flows from investing activities:

Purchase of property and equipment	(1,333)	(3,056)	(9,404)	(13,774)
Investment in other long-term assets, net	(53)	(16)	(53)	(100)
Proceeds from (investment in) bank deposits, net	29,586	4,063	31,295	(33,824)
Proceeds from sale, redemption of and purchase of available-for-sale marketable securities ,net	(1,079)	4,621	6,521	40,845
Net cash provided by (used in) investing activities	27,121	5,612	28,359	(6,853)

Cash flows from financing activities:

Proceeds from exercise of stock options	1,253	175	1,583	8,746
Excess tax benefit from stock-based compensation	(605)	(58)	(679)	632
Repurchase of shares	(10,268)	(8,389)	(21,980)	(52,896)
Net cash used in financing activities	(9,620)	(8,272)	(21,076)	(43,518)

Increase (decrease) in cash and cash equivalents	40,781	12,989	45,895	(11,235)
Cash and cash equivalents at the beginning of the period	38,858	20,755	33,744	44,979
Cash and cash equivalents at the end of the period	79,639	33,744	79,639	33,744